EXHIBIT 99.1
RISK FACTORS
     Certain risk factors may affect our business, financial condition, results of operation and cash flows, or may cause our actual results to vary from the forward-looking statements contained in this Quarterly Report on Form 10-Q. You should carefully consider the following factors regarding information included in this Quarterly Report. The risks and uncertainties described below are not the only ones Corillian faces. Additional risks and uncertainties not presently known to Corillian or that Corillian currently deems immaterial also may impair its business operations. If any of the following risks actually occur, Corillian’s business, financial condition and operating results could be materially adversely affected.
The Announced Merger with CheckFree May Adversely Affect the Market Price of Our Common Stock and Our Results of Operations If Not Completed.
     If the merger is not completed, the price of our common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed. In addition, in response to the announcement of the merger, our customers and strategic partners may delay, defer or otherwise modify decisions to engage us, which could have a material adverse effect on our business regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of our company may experience uncertainty about their roles after the merger. These conditions may adversely affect employee morale and our ability to attract and retain key management, sales, marketing and technical personnel. In addition, focus on the merger and related matters have resulted in, and may continue to result in, the diversion of management’s attention and resources from the day-to-day business of the company. To the extent that there is uncertainty about the completion of the merger, or if the merger is not completed, our business may be harmed if customers, strategic partners or employees experience uncertainty regarding the future direction of the company or its ability to continue to be competitive in the market on a stand-alone basis.
If the Merger Does Not Occur, We Will Not Benefit from the Expenses We Have Incurred in Preparation for the Merger.
     If the merger is not completed, we will have incurred substantial expenses for which we will have received no ultimate benefit. We currently expect to incur significant out-of-pocket expenses for consulting services in connection with the merger, consisting of financial advisory, legal and accounting fees and financial printing and other related charges, many of which may be incurred even if the merger is not completed. Moreover, under specified circumstances we may be required to pay a termination fee of $5,500,000, depending upon the reason for termination, to CheckFree in connection with a termination of the merger agreement.
We Have a History of Losses and May Incur Losses in Future Periods if We are Not Able to, Among Other Things, Increase Our Sales to New and Existing Customers
     We have a history of net losses and had an accumulated deficit of approximately $97.9 million at March 31, 2007. If we do not sign contracts with new customers or provide additional software and services to existing customers, we will incur significant operating losses in future years.
Our Quarterly Results Fluctuate Significantly and May Fall Short of Anticipated Levels, Which May Cause the Price of Our Common Stock to Decline
     Our quarterly operating results have varied in the past, and we expect they will continue to vary from quarter to quarter in the future. In future quarters, our operating results may be below the expectations of public market analysts and investors, which could cause the price of our common stock to decline. We may also announce that expected financial or operating results for a particular period will be less than what we anticipated, which could cause the price of our common stock to decline. In addition, we have difficulty predicting the volume and timing of orders and recognize a substantial portion of our revenues on a percentage-of-completion basis. Any delays in closing orders or implementation of products or services can cause our operating results to fall substantially short of anticipated levels for any quarter. As a result of these and other factors, we believe period-to-period comparisons of our historical results of operations are not necessarily meaningful and are not a good predictor of our future performance.
A Small Number of Customers Account for a Substantial Portion of Our Revenues in Each Period; Our Results of Operations and Financial Condition Could Suffer if We Lose Customers or Fail to Add Additional Customers to Our Customer Base
     We derive a significant portion of our revenues from a limited number of customers in each period. Accordingly, if we fail to close a sale with a major potential customer, if a contract is delayed or deferred, or if an existing contract expires or is cancelled and we fail to replace the contract with new business, our revenues would be adversely affected. During the three months ended March 31, 2007, one customer accounted for 11% of consolidated revenues. During the three months ended March 31, 2006, one customer accounted for 13% of consolidated revenues. We expect that a limited number of customers will continue to account for a substantial portion of our revenues in each quarter in the foreseeable future. If a customer terminates a Voyager contract with us early, we would lose ongoing revenue streams from annual maintenance fees, hosting fees, professional service fees and potential additional license and service fees for additional increments of end users and for other Voyager applications.
If We, or Our Implementation Partners, Do Not Effectively Implement Our Solutions, We May Not Achieve Anticipated Revenues or Gross Margins
     Our solutions are complex and must integrate with other complex data processing systems. Implementing our solutions is a lengthy process, generally taking between 3 to 9 months to complete. In addition, we generally recognize revenues on a percentage-of-completion basis, so our revenues are often dependent on our ability to complete implementations within the time periods that we establish for our projects. We rely on a combination of internal and outsourced teams for our implementations. If these teams encounter significant delays in implementing our solutions for a customer or fail to implement our solutions effectively or at all, we may be unable to recognize any revenues from the contract or may incur losses from the contract if our revised project estimates indicate that we recognized excess revenues in prior periods. In addition, we may incur monetary damages or penalties if we are not successful in completing projects on schedule.
     From time to time, we agree to penalty provisions in our contracts that require us to make payments to our customers if we fail to meet specified milestones or that permit our customers to terminate their contracts with us if we fail to meet specified milestones. If we fail to perform in accordance with established project schedules, we may be forced to make substantial payments as penalties or refunds and may lose our contractual relationship with the applicable customers.
If Our Goodwill or Amortizable Intangible Assets Become Impaired, We May Be Required to Record a Significant Charge to Earnings
     Under generally accepted accounting principles, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which would have a negative impact on our results of operations.
The Lengthy Sales Cycles of Our Products May Cause Revenues and Operating Results to Be Unpredictable and to Vary Significantly from Period to Period
     The sale and implementation of our products and services are often subject to delays because of our customers’ internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks. As a result, the time between the date of initial contact with a potential customer and the execution of a contract with the customer typically ranges from 3 to 9 months. In addition, prospective customers’ decision- making processes require us to provide a significant amount of information to them regarding the use and benefits of our products. We may expend substantial funds and management resources during a sales cycle but fail to complete the sale.

Subscription-Based Licensing of Our Products and Services May Have An Adverse Effect On Near-Term Revenue
     A significant portion of our revenue is currently derived from one-time license fees and related annual maintenance fees, hosting fees, and professional service fees. We also derive a portion of our revenue from licensing our products and services on a subscription basis. In contrast to one-time license fees, we must recognize fees for subscription licenses over the length of the subscription period. We intend to increase our focus on subscription-based licenses in the future, which may have an adverse effect on revenue in the near term.
We May Not Achieve Anticipated Revenues If We Do Not Successfully Introduce New Products or Develop Upgrades or Enhancements to Our Existing Products
     To date, we have derived substantially all of our revenue from licenses and professional and support services related to the Corillian Voyager product and its related applications. We expect to add new products by acquisition, partnering or internal development and to develop enhancements to our existing products. New or enhanced products may not be released on schedule and may not achieve market acceptance. New products or upgrades to existing products may contain defects when released, which could damage our relationship with our customers or partners and further limit market acceptance of our products and services. If we are unable to ship or implement new or enhanced products and services when planned, or fail to achieve timely market acceptance of our new or enhanced products and services, we may lose sales and fail to achieve anticipated revenues.
Acquisitions May Be Costly and Difficult to Integrate, Divert Management Resources or Dilute Shareholder Value
     We have considered and made strategic acquisitions in the past and in the future may acquire or make investments in complementary companies, products or technologies. We may not be able to successfully integrate these companies or their products or technologies. The failure to successfully integrate InteliData and qbt and implement appropriate internal controls and procedures could have a material adverse effect on the results of operations and financial condition of the combined companies. Furthermore, in connection with future acquisitions or investments, we could:
•	issue stock that would dilute our current shareholders’ percentage ownership;

•	incur debt and assume liabilities; and

•	incur amortization expenses related to intangible assets or incur large impairment charges.

Future acquisitions also could pose numerous additional risks to our operations, including:

•	problems combining the purchased operations, technologies or products;

•	problems integrating the business models of acquisition targets with ours;

•	unanticipated costs;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the purchased organization.

Our Partners May Be Unable to Fulfill Their Service Obligations and Cause Us to Incur Penalties or Other Expenses with Our Customers
     We resell products and services from other companies, such as CheckFree and Princeton eCom (recently acquired by Online Resources Corporation). If these vendors are unable to fulfill their contractual obligations as a result of insolvency, a disaster or similar event or are unable to provide the services in a commercially reasonable manner, we may be required to incur additional expenses to provide the services to our customers or to pay penalties to our customers for the suspension or termination of the services.
Our Facility and Operations May Be Disabled by a Disaster or Similar Event, Which Could Damage Our Reputation and Require Us to Incur Financial Loss
     Our primary communications and network equipment related to our operations are currently located in Hillsboro, Oregon. We do not currently have an alternate facility that can serve as a center of business operations. We cannot assure that our data center and facility will operate after a disaster. In addition, we may experience problems during the period following a disaster in reestablishing our systems and infrastructure. Although we have a disaster recovery plan in place, we do not currently have the technology or facilities to instantly recover full Internet services if our facility is not functioning. A disaster, such as a fire, an earthquake, a terrorist attack or a flood, at our facility could result in failures or interruptions in providing our products and services to our customers. In addition, our systems are vulnerable to operational failures, losses in power, telecommunications failure and similar events. We have contracted to provide a certain level of service to our customers and, consequently, a failure or interruption of our systems in the future could cause us to refund fees to some of our customers to compensate for decreased levels of service.
Competition in the Market for Internet-Based Financial Services is Intense and Could Reduce Our Sales and Prevent Us from Achieving Profitability
     The market for Internet-based financial services is intensely competitive and rapidly changing. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share for our products and services. We compete with a number of companies in various segments of the Internet-based financial services industry, and our competitors vary in size and in the scope and breadth of the products and services they offer. Our primary competitors for software platforms designed to enable financial institutions to offer Internet-based financial services, both domestically and internationally, include S1 Corporation, Digital Insight Corporation, Financial Fusion, Inc., Online Resources Corporation and Metavante Corporation. We also compete with companies that offer software platforms designed for internal development of Internet-based financial services software, such as IBM Corporation’s WebSphere. Within this segment of our industry, many companies are consolidating, creating larger competitors with greater resources and a broader range of products.
     We also compete with businesses delivering financial services through Internet portals, banks marketing their own Internet-based financial services, and non-bank financial service providers, such as brokerages and insurance companies, seeking to expand the breadth of their Internet product and services offerings. In addition, our customers may develop competing products. For example, a customer may choose to develop its own software platform for Internet-based financial services. Several of the vendors offering data processing services to financial institutions, including Electronic Data Systems Corporation, Fiserv, Inc., Jack Henry & Associates, Inc. and Metavante Corporation, also offer Internet banking solutions that compete with our solutions.
     Many of our competitors and potential competitors have a number of significant advantages over us, including:
•	a longer operating history;

•	more extensive name recognition and marketing power;

•	preferred vendor status with our existing and potential customers; and

•	significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.
     Our competitors may also bundle their products in a manner that may discourage users from purchasing our products. Existing and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share.
Consolidation in the Financial Services Industry Could Reduce the Number of Our Customers and Potential Customers
     As a result of the mergers and acquisitions occurring in the banking industry today, some of our existing customers could terminate their contracts with us and potential customers could break off negotiations with us. An existing or potential customer may be acquired by or merged with another financial institution that uses competing Internet-based financial products and services or does not desire to continue the relationship with us for some other reason, which could result in the new entity terminating the relationship with us.
     In addition, an existing or potential customer may be acquired by or merged with one of our existing customers that licenses our products under a contract with more favorable terms and that can be applied to the acquired customer’s business operations. This may result in a reduction in our anticipated revenues from the acquired customer. In 2004, two of our largest customers, J.P. Morgan Chase and Bank One, merged, and one of our customers, Charter One Bank, was acquired by Citizens Bank.
If We Lose Key Personnel, We Could Experience Reduced Sales, Delayed Product Development and Diversion of Management Resources
     Our success depends largely on the continued contributions of our key management, technical, sales and marketing and professional services personnel, many of whom would be difficult to replace. If one or more of our key employees were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources. We do not have employment agreements with our senior managers or other key personnel.
If We Do Not Develop International Operations as Expected or Fail to Address International Market Risks, We May Not Achieve Anticipated Sales Growth
     To increase our revenues, we pursued direct international sales opportunities and opened an international office. However, international demand for our products and services did not grow significantly during 2001 or 2002, so we significantly reduced our direct investments internationally and are seeking instead to expand international sales through resellers and selective direct sales efforts. International expansion of our business may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally. In order to accomplish any of the foregoing, we will need to form additional relationships with partners worldwide. These activities require significant investments of time and capital from us. If we are unable to develop international sales on a timely basis or at all, we may not achieve anticipated sales growth, gross margins or operating results. If we are successful in developing international sales, we will be subject to a number of risks associated with international operations, including:
•	longer accounts receivable collection cycles;

•	expenses associated with localizing products for foreign markets;

•	difficulties in managing operations and partners across disparate geographic areas;

•	difficulties in hiring qualified local personnel, finding qualified partners and complying with disparate labor laws;

•	foreign currency exchange rate fluctuations;

•	difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; and

•	unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.
     If we fail to address these risks, our results of operations and financial condition may be adversely affected.
If We Become Subject to Intellectual Property Infringement Claims, These Claims Could Be Costly and Time Consuming to Defend, Divert Management Attention or Cause Product Delays
     We have in the past been, and may in the future be, sued for allegedly infringing or misappropriating a third party’s intellectual property rights. One of our customers recently requested that we defend and indemnify it for a claim by a third party asserting that the customer’s internet banking website infringes the third party’s patent. Any intellectual property infringement claims against us, or for which we may be required to indemnify our customers, with or without merit, could be costly and time-consuming to defend, divert our management’s attention, or cause product delays. We expect that software product developers and providers of Internet-based financial services will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. If our products were found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements in order to be able to sell our products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.
     There has been substantial litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that our current or potential future products infringe their intellectual property.
Network or Internet Security Problems Could Damage Our Reputation and Business
     We have in the past, and might in the future, experience security incidents involving actual or attempted access to our customers’ systems by unknown third parties. As a result of these types of incidents, we may incur contractual or other legal liabilities. Any security breach claims against us, or for which we may be required to indemnify our customers, could be costly and time-consuming to defend. Security risks may also deter financial service providers from purchasing our products and deter consumers of financial services from using our products or services. We rely on standard Internet security systems, all of which are licensed from third parties, to provide the security and authentication necessary to effect secure transmission of data over the Internet. Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may render our Internet security measures inadequate.
     Someone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our Internet operations. We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users accessing Internet sites that deliver our services, any of which could harm our business.
New Technologies Could Render Our Products Obsolete

     If we are unable to develop products that respond to changing technology, our business could be harmed. The market for Internet-based financial services is characterized by rapid technological change, evolving industry standards, changes in consumer demands and frequent new product and service introductions.
     Advances in Internet technology or in applications software directed at financial services could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete and unmarketable. Our Voyager solutions were designed to run on servers using the Windows NT, Windows 2000 and Windows 2003 operating systems. If a new software language or operating system becomes standard or is widely adopted in our industry, we may need to rewrite portions of our products in another computer language or for another operating system to remain competitive.
Defects in Our Solutions and System Errors in Our Customers’ Data Processing Systems After Installing Our Solutions Could Result in Loss of Revenues, Delay in Market Acceptance and Injury to Our Reputation
     Our software products are complex and may contain currently-undetected errors or defects that may be detected at any point in the life of the product. We have in the past discovered software errors in our products. After implementation, errors may be found from time to time in our new products or services, our enhanced products or services, or products or services we resell for strategic partners. These errors could cause us to lose revenues or cause a delay in market acceptance of our solutions or could result in liability for damages, injury to our reputation or increased warranty costs.
Our Products and Services Must Interact With Other Vendors’ Products, Which May Result in System Errors
     Our products are often used in transaction processing systems that include other vendors’ products, and, as a result, our products must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary modifications could cause us to incur significant expenses.
If We Become Subject to Product Liability Litigation, it Could be Costly and Time Consuming to Defend
     Since our products are used to deliver services that are integral to our customers’ businesses, errors, defects or other performance problems could result in financial or other damages to our customers. Product liability litigation arising from these errors, defects or problems, even if it were unsuccessful, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitation of liability provisions that are included in our license agreements.
If We are Unable to Protect Our Intellectual Property, We May Lose a Valuable Competitive Advantage or be Forced to Incur Costly Litigation to Protect Our Rights
     Our future success and ability to compete depends in part upon our proprietary technology, but our protective measures may prove inadequate. We rely on a combination of copyright, trademark, patent and trade secret laws and contractual provisions to establish and protect our proprietary rights. None of our technology is patented. We have obtained federal trademark registration for some of our marks and our logo. We have applied for, but have not yet obtained, patents on technology we have developed. If we do not receive approval for these patents, we may be unable to use this technology without restriction or prevent others from using this technology.
     Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our software or other proprietary information without authorization, or could develop software competitive to ours. Our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect the use of our products will become more difficult to monitor if we increase our international presence.

     We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our intellectual property rights is expensive, could cause the diversion of our resources and may not prove successful. If we are unable to protect our intellectual property, we may lose a valuable competitive advantage.
Increasing Government Regulation of the Internet and the Financial Services Industry Could Limit the Market for Our Products and Services, Impose on Our Liability for Transmission of Protected Data and Increase Our Expenses
     Numerous federal agencies have recently adopted rules and regulations protecting consumer privacy and establishing guidelines for financial institutions to follow in selecting technology vendors for solutions such as our solutions. We believe our business does not currently subject us to any of these rules or regulations that would adversely affect our business. However, these rules and regulations are new and may be interpreted to apply to our business in a manner that could make our business more onerous or costly.
     As the Internet continues to evolve, we expect federal, state and foreign governments to adopt more laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for Internet-based financial services.
     If enacted or deemed applicable to us, some laws, rules or regulations applicable to financial service activities could render our business or operations more costly and less viable. The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Our customers must ensure our services and related products work within the extensive and evolving regulatory requirements applicable to them. We may become subject to direct regulation as the market for our business evolves. Federal, state or foreign authorities could adopt laws, rules or regulations affecting our business operations, such as requiring us to comply with data, record keeping and other processing requirements. Any of these laws, rules or regulations, or new laws, rules and regulations affecting our customers’ businesses, could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance.
     A number of proposals at the federal, state and local level and by the governments of significant foreign countries would, if enacted, expand the scope of regulation of Internet-based financial services and could impose taxes on the sale of goods and services and other Internet activities. Any development that substantially impairs the growth of the Internet or its acceptance as a medium for transaction processing could have a material adverse effect on our business, financial condition and operating results.